ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Revenues:			
Insurance premiums earned (Note 6)	$ 112,097	$ 186,673	$ 248,712
Net investment income (Note 2)	16,685	24,679	25,064
Net realized capital gains	3,394	2,120	10,203
	132,176	213,472	283,979
Costs and expenses:			
Insurance losses and loss adjustment expenses (Note 6)	65,739	131,604	218,789
Insurance underwriting expenses	70,264	98,876	108,529
Write-off of excess of cost over acquired net assets (Note 16)	-	9,910	-
General and administrative expenses	1,061	1,919	4,592
	137,064	242,309	331,910
Operating loss	(4,888)	(28,837)	(47,931)
Other expense:			
Interest expense	(8,682)	(8,677)	(9,058)
Other, net	-	-	(67)
	(8,682)	(8,677)	(9,125)
Loss before income taxes and cumulative effect of change in accounting principle	(13,570)	(37,514)	(57,056)
Income tax benefit (Note 5):			
Current	-	(649)	(11,645)
Deferred	(4,501)	(8,016)	(9,791)
	(4,501)	(8,665)	(21,436)
Loss before cumulative effect of change in accounting principle	(9,069)	(28,849)	(35,620)
Cumulative effect of change in accounting principle (Note 1)	-	-	(338)
Net loss	$ (9,069)	$ (28,849)	$ (35,958)
Loss per share:			
Basic:			
Loss before cumulative effect of change in accounting principle	$ (0.63)	$ (2.02)	$ (2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)
Diluted:			
Loss before cumulative effect of change in accounting principle	(0.63)	(2.02)	(2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)

The accompanying notes are an integral part of the consolidated financial statements.